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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                                 AMENDMENT NO. 2

                    Under the Securities Exchange Act of 1934




                              EQUITRAC CORPORATION

                                (Name of Issuer)



                          Common Stock, $0.01 Par Value

                         (Title of Class of Securities)



                                   294599 105

                                 (CUSIP Number)






Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).




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                              CUSIP No. 294599 105

(1)      Names of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Persons
         George P. Wilson

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)         (a)                    (b)

(3)      SEC Use Only

(4)      Citizenship or Place of Organization            U.S.A.


Number of            (5)  Sole Voting Power                           52,000(1)
Shares
Beneficially         (6)  Shared Voting Power                        587,414(2)
Owned by
Each                 (7)  Sole Dispositive Power                      52,000(1)
Reporting
Person With          (8)  Shared Dispositive Power                   587,414(2)


(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person              639,414(1)(2)

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)   [ ]

(11)     Percent of Class Represented by Amount in Row (9)            16.9% (3)

(12)     Type of Reporting Person (See Instructions)            IN


Item 1(a).     Name of Issuer:

               EQUITRAC CORPORATION

Item 1(b).     Address of Issuer's Principal Executive Offices:

               836 Ponce de Leon Boulevard
               Coral Gables, Florida  33134

Item 2(a).     Name of Person Filing:

               George P. Wilson

Item 2(b).     Address of Principal Business Office or, if none, residence:

               836 Ponce de Leon Boulevard
               Coral Gables, Florida 33134
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Item 2(c).     Citizenship:

               U.S.A.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 Par Value

Item 2(e).     CUSIP Number:

               294599  105


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

               Bank as defined in Section 3(a)(6) of the Act.

Item 4.        Ownership.

         (a)   Amount Beneficially Owned:     639,414(1)(2)

         (b)   Percent of Class:     16.9% (3)

         (c)   Number of shares as to which such person has:

               (i)     sole power to vote or to direct the vote       52,000(1)
               (ii)    shared power to vote or to direct the
                         vote                                        587,414(2)
               (iii)   sole power to dispose or to direct the
                         disposition of                               52,000(1)
               (iv)    shared power to dispose or to direct
                         the disposition of                          587,414(2)

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.
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Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Not applicable.




    (1) Includes 50,000 shares held pursuant to the grant of stock options.

    (2) Includes 446,000 shares held by the Reporting Person as Beneficiary under a Trust Agreement dated December 30, 1996 between the Reporting Person and The Northern Trust Company ("Trustee"). Pursuant to the Trust Agreement, the Trustee has sole voting power and sole dispositive power with respect to such shares. Also includes 141,414 shares held by the Wilson Family Partnership.

    (3) Calculated on the basis of 3,764,700 shares of Common Stock outstanding on December 30, 1996.





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





February 5, 1997                                      /s/ George P. Wilson
                                                      -------------------------
                                                          George P. Wilson